FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(WITH SUPPLEMENTAL INFORMATION)

**COHNREZNICK CAPITAL MARKETS
SECURITIES, LLC**

JANUARY 31, 2018







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/2017 (MM/DD/YY) AND ENDING 1/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CohnReznick Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2533
(No. and Street)

New York	CA	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Knapp, 917-472-1274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Knapp , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CohnReznick Capital Markets Securities, LLC , as of January 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ _____
Signature

President
_____
Title

See attached
Acknowledgement & Jurat
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1/2



This certificate is attached to a 1 *page document dealing with/entitled* Oath or Affirmation *and dated* 4/2/2018.

Certificate for Acknowledgment in a Representative Capacity

State of New York

County of New York

On this 2 **day of** April, **20** 18,

Nicholas Knapp **personally appeared before me as**
Printed Name of Signer

and swore ess.

the signer of the attached instrument, and he/~~she~~ acknowledged that he/~~she~~ signed the instrument voluntarily

in his/~~her~~ capacity as President. **for**
Signer's Title or Representative Capacity

CohnReznick Capital Market Securities, LLC **, and did so for the purpose expressed in the document.**
Person or Entity Being Represented by the Signer

[signature]
Signature of Notary

CHARLES E SEGURE JR
Notary Public - State of New York
NO. 01SE6136197
Qualified in Kings County
My Commission Expires 11/21/2021

—
Printed Name of Notary as Commissioned

Signer's identity verified in the following manner:

- [ ] **Personally Known**
- [x] **Produced Identification**

Type of ID: Connecticut Drivers License

2|2

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

TABLE OF CONTENTS



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CohnReznick Capital Markets Securities, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC (the Company), a majority-owned subsidiary of CohnReznick LLP, as of January 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures on the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com


PrimeGlobal
An Association of
Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1

Supplemental Information

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Schneider Downs & Co., Inc.

Columbus, Ohio
March 28, 2018

2

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

January 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	11,207,946
Accounts receivable, net		1,780,509
Prepaid expenses		186,360
Total current assets		13,174,815
NON-CURRENT ASSETS		
Furniture, equipment and software, net of accumulated depreciation of $161,867		184,456
Due from Affiliates		67,042
Other Assets		229,257
Total non-current assets		480,755
TOTAL ASSETS	$	13,655,570

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	5,924,513
Other Payables		18,800
TOTAL LIABILITIES		5,943,313
MEMBERS' EQUITY		7,712,257
TOTAL MEMBERS' EQUITY		7,712,257
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	13,655,570

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF OPERATIONS

Year ended January 31, 2018

REVENUE		
Advisory fees, net	$	18,508,173
TOTAL REVENUE		18,508,173
EXPENSES		
Salaries		10,730,504
Rent		571,520
Payroll taxes and employee benefits		650,155
Professional fees		142,062
Legal		46,164
Employment Agency Fees		106,250
Training		131,407
Licenses and Taxes		114,021
Advertising		463,454
Regulatory		6,443
Depreciation and amortization		49,087
Insurance		77,100
Office expense		124,233
Practice development		661,071
Related-party expenses		436,386
Computer Consulting Services		121,253
Other expenses		266,664
TOTAL EXPENSES		14,697,773
NET INCOME	$	3,810,400

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended January 31, 2018

Balance, January 31, 2017	$ 3,901,857
Net income	3,810,400
Balance, January 31, 2018	$ 7,712,257

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year ended January 31, 2018

Cash flows from operating activities	
Net income	$ 3,810,400
Adjustments to reconcile net income to net cash provided	
by operating activities	
Depreciation and amortization	49,087
Provision for Allowance for Doubtful Accounts	(150,000)
Change in operating assets and liabilities	
Accounts receivable	(1,057,881)
Prepaid expenses and other assets	(254,850)
Due from affiliates	(264,796)
Accrued expenses and other payables	(412,975)
Net cash provided by operating activities	1,718,985
Cash flows from investing activities	
Purchase of furniture and equipment	(110,315)
Net cash used in investing activities	(110,315)
Net increase in cash	1,608,670
Cash, beginning	9,599,276
Cash, ending	$ 11,207,946

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year ended January 31, 2018

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the Company) is a majority-owned subsidiary of CohnReznick LLP (the Member) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for doubtful accounts. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. As of January 31, 2018, management determined that no allowance for doubtful accounts was necessary.

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended January 31, 2018

Revenue Recognition

Advisory fees are based on a fixed fee arrangement or as a percentage of capital raised and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, amount is fixed and determinable, and payment is reasonably assured. Advisory fees are recorded net of subcontractor costs in which the Company acts in an agency capacity.

Income Taxes

Beginning with the year ended January 31, 2018 the Company will file a partnership return on behalf of its members. Previously the Company was a disregarded entity for income tax reporting purposes.

The Company is a limited liability company and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended January 31, 2018, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2013 remain open.

Furniture, Equipment, and Software

Furniture, equipment, and software are carried at cost. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is determined using the following estimated useful lives:

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended January 31, 2018

	Years
Furniture and fixtures	7
Computer equipment	5
Software	3

Advertising Costs

The Company expenses the costs of producing advertising materials, and other marketing activities, as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued new accounting guidance related to revenue recognition. This new standard will replace all current Generally Accepted Accounting Principles (GAAP) guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for the Company beginning February 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has evaluated the impact the standard will have on the financial statements and has determined that it will not have a material impact.

The FASB issued ASU 2016-02 Leases (Topic 842). This ASU is the result of a joint project of FASB and IASB to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key

information about leasing arrangements. The amendments require a lessee to recognize a liability to make lease payments (lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term initially measured at the present value of the lease payments. Companies will be permitted to make an accounting policy election to not recognize leases with a term of 12 months or less. This guidance will be effective for the Company beginning February 1, 2019. Early application is permitted. The Company is assessing the impact that this ASU will have on its financial statements and related disclosures.

NOTE 3 - FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software consist of the following as of January 31, 2018:

Furniture, equipment and software	$346,323
Accumulated depreciation and amortization	(161,867)
	$184,456

Depreciation and amortization for the year ended January 31, 2018 was $49,087.

NOTE 4 - COMMITMENTS

The Company has non-cancelable leases for office space in New York and California through March 30, 2022 and April 30, 2023, respectively. Total rent expense was $571,720 for the year ended January 31, 2018. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2019	$653,429
2020	$718,105
2021	$756,214
2022	$779,877
2023	$318,870
2024	$58,387

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended January 31, 2018

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing and management agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computer and other office equipment, and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the year ended January 31, 2018 were $436,386 and are included in Related-Party Expenses in the Statement of Operations.

For the year ended January 31, 2018, the amount due from CohnReznick to the Company was $67,042 and is included in Due from Affiliate on the statement of financial condition. Advances were reduced by expense sharing amounts described above. There is no fixed repayment terms associated with these informal arrangements. Advisory fees of $286,200 were paid to CohnReznick for services in an agency capacity during the year ended January 31, 2018 and are recorded as net of associated revenues.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2018, the Company had net capital of $5,261,837, which was $4,865,616 in excess of its required net capital of $396,221. The Company's aggregate indebtedness ratio was 112.95%.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary. For the year ended January 31, 2018, employer contribution expense related

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended January 31, 2018

to the 401(k) plan was $77,850 and is included in Payroll and other taxes in the Statement of Operations.

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 28, 2018 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2018

Net capital

Total member's equity		$ 7,712,257
Deductions/charges:		
Nonallowable assets:		
Furniture and equipment	184,456	
Due from affiliate	67,042	
Prepaid expenses and other assets	415,617	
FINRA CRD account	2,796	
Accounts receivable, net	1,780,509	2,450,420
Net capital		$ 5,261,837

Aggregate indebtedness

Total aggregate indebtedness		
Accrued expenses		$ 5,943,313

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 396,221
Excess net capital		$ 4,865,616
Percentage of aggregate indebtedness to net capital		112.95%

Reconciliation with Company's computation (included in Part IIA of
Form X-17A-5 as of September 30, 2014)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 5,261,837
Net capital per the preceding		$ 5,261,837

SCHEDULE II

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2018

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

SCHEDULE III

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2018

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i).

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
New York, New York

Independent Accountant's Agreed-Upon Procedures Report
On General Assessment Reconciliation (Form SIPC-7)

For the year ended January 31, 2018



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Members
CohnReznick Capital Markets Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CohnReznick Capital Markets Securities, LLC (CRCMS) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of CRCMS for the year ended January 31, 2018, solely to assist you and SIPC in evaluating CRCMS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CRCMS's management is responsible for CRCMS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. No overpayments were noted.

Schneider Downs & Co., Inc.
www.schneiderdowns.com


PrimeGlobal
An Association of
Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
March 28, 2018

2

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JAN 31 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68918 FINRA JAN 03/14/2012
COHNREZNICK CAPITAL MARKERTS SECURITIES LLC
420 LEXINGTON AVENUE, SUITE 2533
NEW YORK, NY 10170

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
VIRGINIA VOOS 770 923-9632

2. A. General Assessment (item 2e from page 2)	$28,567
B. Less payment made with SIPC-6 filed (**exclude interest**) 8/15/17 (Date Paid)	(14,349)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	14,218
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$14,218

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COHNREZNICK CAPITAL SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20TH day of FEBRUARY, 20 17.

FINANCIAL AND OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1/2017
and ending 1/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,044,373

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit
investment trust, from the sale of variable annuities, from the business of insurance, from investment
advisory services rendered to registered investment companies or insurance company separate
accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 19,044,373

2e. General Assessment @ .0025   This rate used before $ 28,567

1/1/2017 CURRENT RATE 0.15%   (to page 1, line 2.A.)

2

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
New York, New York

Report of Independent Registered
Public Accounting Firm

For the year ended January 31, 2018



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com



SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Members
CohnReznick Capital Markets Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CohnReznick Capital Markets Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
March 28, 2018

Schneider Downs & Co., Inc.
www.schneiderdowns.com


PrimeGlobal
An Association of
Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062



BROKER DEALERS ANNUAL EXEMPTION REPORT

CohnReznick Capital Markets Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

CohnReznick Capital Markets Securities, LLC met the aforementioned exemption provisions throughout the most recent fiscal year ended January 31, 2018 without exception.

The above information is provided to the best knowledge and belief of CohnReznick Capital Markets Securities, LLC.

Nick Knapp
President
February 22, 2018